November 29, 2007

Via Electronic Submission and Overnight Courier

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549
Attention:	Kate Tillan, Assistant Chief Accountant

RE:	Anika Therapeutics, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 13, 2007
Form 10-Q for the quarter ended September 30, 2007
File No. 001-14027

Dear Ms. Tillan:

This letter is being furnished in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated November 19, 2007 (the “Comment Letter”) to Kevin Quinlan, Chief Financial Officer Anika Therapeutics, Inc. (“Anika” or the “Company”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.  The responses set forth below have been organized in the same manner in which the Commission’s comments and headings were organized in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Controls and Procedures, page 66

1.
We note your disclosure that your “chief executive officer and principal financial officer have concluded that [y]our disclosure controls and procedures are reasonably effective to ensure that material information relating to [you] required to be disclosed by [you] in reports [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.” [emphasis added]  It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective.  Please revise future filings to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.  In addition, please note that the definition of disclosure controls and procedures is included in Rule 13a-15(e) of the Exchange Act.  However, if you wish to include the definition following your conclusion, please revise the disclosure in future filings so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Securities and Exchange Commission
November 29, 2007

The Company acknowledges the comments of the Staff, and in the Company’s future filings, commencing with the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2007, the Company will more clearly state our officers’ conclusions regarding the effectiveness of the Company’s disclosure controls and procedures and otherwise implement the disclosure recommendations of the Staff.

Form 10-Q for the Quarterly Period Ended September 30, 2007

Controls and Procedures, page 24

2.
We note your statement that “the Company’s disclosure controls and procedures were effective at the reasonable assurance level.”  Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section IIF.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

The Company acknowledges the comments of the Staff, and in the Company’s future filings, commencing with the Company’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2008, the Company will state clearly, if true, that our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective at that reasonable assurance level.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
November 29, 2007

If you have any questions with regard to the Company’s responses or would like to discuss any of the matters covered in this letter, please contact the undersigned at (781) 457-9000.

Sincerely,

/s/ Kevin Quinlan
Kevin Quinlan
Chief Financial Officer